

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2023

David Shrier
President and Chief Executive Officer
Adit EdTech Acquisition Corp.
1345 Avenue of the Americas, 33rd Floor
New York, New York 10105

> **Re: Adit EdTech Acquisition Corp.**
> **Amendment No. 6 to Registration Statement on Form S-4**
> **Filed May 5, 2023**
> **File No. 333-261880**

Dear David Shrier:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 26, 2023 letter.

Amendment No. 6 to Registration Statement on Form S-4 Filed on May 5, 2023

Griid Infrastructure LLC and Subsidiaries
Consolidated Financial Statements of Griid Infrastructure LLC and Subsidiaries as of and for the Years Ended December 31, 2022 and 2021
Consolidated Statements of Cash Flows, page F-31

1.   Please revise to label the consolidated statements of cash flows for the year ended December 31, 2022 as restated.

2.   You indicate in your response to prior comment 5 that the gross amount of the purchase of the chips is shown as an investing activity at the time of receipt. Tell us why the portion of the purchase credited against the deposit is not considered a noncash activity and

presented as an offset to the cash outflow for the purchase of property and equipment in investing activity. Refer to ASC 230-10-50-3 through 50-5.

Notes to Consolidated Financial Statements
Note 3. Restatement of Previously Issued Financial Statements
Restatement of 2021 Consolidated Statements of Operations, page F-34

3.   Please revise to also indicate that you initially restated the statement of cash flows for the year ended December 31, 2021 to reclassify the cash proceeds related to the sale of cryptocurrencies from investing activities to operating activities. This initial restatement of the statement of cash flows for the year ended December 31, 2021 is the basis for why the restatement after the issuance of the financial statements as of and for the years ended December 31, 2022 and 2021 is necessary. It is only permitted that the initial restatement disclosures be removed in financial statements of subsequent annual periods. Refer to ASC 250-10-50-10. Please revise your disclosure on page 247, accordingly.

Note 4. Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements
Revenue Recognition, page F-39

4.   Please note that we continue to review your revenue recognition practices and disclosures applied in your mining operations and may have further comments.

Note 12. Fair Value Hierarchy, page F-51

5.   We note your response to prior comment 10. While we understand that the ADEX common shares are to be used as consideration for the merger, it appears that the implied enterprise value from the merger consideration is the basis for the valuation of the shares underlying the warrants. The negotiated merger consideration does not appear to be an observable input, as it is not publicly available market data. In addition, we note the unobservable inputs disclosed on page F-53. As such, it appears that the fair value measurement was based on Level 3 of the fair value hierarchy. Please revise.

<u>Note 15. Commitments and Contingencies</u>
<u>Data Black River Development and Operation Agreement, page F-58</u>

6.   You indicated in your April 4, 2023 response to comment 18 that upon receipt of bitcoin, GRIID records the difference in fair value resulting from the price difference from contract inception to date of receipt as a realized gain or loss. Although changes in the fair value of noncash consideration after contract inception that are due to the form of the consideration are properly not included in your transaction price, the asset arising upon recognition from the noncash consideration should be measured and accounted for based on other relevant guidance related to the form of the noncash consideration. Please revise your accounting for the measurement of bitcoin after contract inception based on the guidance in ASC 350-30. Refer to BC40 of ASU 2016-12.

    You may contact Melissa Walsh, Senior Staff Accountant, at 202-551-3224 or Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Charli Gibbs-Tabler, Staff Attorney, at 202-551-6388, or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Kerry Shannon Burke